# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: QHSLab, Inc., CIK 0000856984
CUSIP: 90350R107
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 901 NORTHPOINT PARKWAY, SUITE 302, WEST PALM BEACH, Florida (FL), 33407
Date of event which requires filing of this statement: 01/29/2026
Filed by CIK 0002130246
Persons authorized to receive notices and communications: Marvin Smollar Family Trust, 16469 Bridlewood Circle, Delray Beach, Florida (FL), 33445, 312-648-6800

## Reporting persons
- Marvin Smollar Family Trust dtd 2/13/2023 (CIK 0002130246): type of reporting person: other (OO); citizenship or place of organization: Florida (FL); member of a group; source of funds: other (OO); sole voting power 2,226,280; shared voting power 0; sole dispositive power 226,280; shared dispositive power 0; aggregate amount beneficially owned 2,226,280 (14.8% of the class)
  Comment: Revocable Trust, now irrevocable upon death of grantor

## Item 1. Security and Issuer
Title of class of securities: Common Stock
Name of issuer: QHSLab, Inc.
Address of issuer's principal executive offices: 901 NORTHPOINT PARKWAY, SUITE 302, WEST PALM BEACH, Florida (FL), 33407

## Item 2. Identity and Background
Name of person filing: Marvin Smollar Family Trust dated February 13, 2023 (the "Trust" or "Reporting Person"). The Trust is an irrevocable trust arising upon death of its grantor, Marvin Smollar, on November 27, 2025. The successor trustees of the Trust are Justin Smollar and Jeremy Smollar (together, the "Trustees").
Residence or business address: 16469 Bridlewood Circle Delray Beach, Florida 33445
Present principal occupation or employment: The Trust is a testamentary trust being administered for estate settlement purposes. Justin Smollar and Jeremy Smollar serve as co-successor trustees.
Criminal convictions in the last five years: Neither the Trust nor either Trustee, has during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: Neither the Trust nor either Trustee has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.
Citizenship: Each Trustee is a citizen of the United States of America.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: The Trust holds an aggregate of 2,226,280 shares of Common Stock, acquired through three separate transactions as described below. The first two tranches were originally received by Marvin Smollar (the "Grantor") in his individual capacity and were subsequently transferred to the Trust. The third tranche was received directly by the Trust. No 13D or 13G beneficial ownership report was filed by the Grantor individually or by the Trust in connection with any of acquisitions described herein. The Reporting Person acknowledges that applicable filing deadlines were not met and that this statement is being filed on a late basis. Tranche 1- USA Equities Corp (now QHSLab, Inc) issued 584,079 shares of Common Stock on June 29, 2021, as pro-rata distribution from MedScience Research Group, Inc ("MedScience"), of which Mr. Smollar was a shareholder and served as President. The distribution arose from USA Equities Corp's acquisition of certain assets from MedScience, in consideration for which USA Equities Corp issued shares of its Common Stock to MedScience, which MedScience then distributed pro-rata to its shareholders. No cash consideration was paid by Mr. Smollar in connection with this acquisition. Tranche 2 - Marvin Smollar received 181,313 shares of Common Stock of USA Equities Corp (Now QHSLab, Inc) on September 28, 2021, upon the conversion of a 10% convertible promissory note dated December 27, 2019 in the original principal amount of $88,626 (the "Note"), originally issued by USA Equities Corp to Troy Grogan. Pursuant to a Convertible Note Assignment Agreement dated March 15, 2021, Mr. Grogan assigned all right, title, and interest in the Note to Mr. Smollar. The Note is understood to have been assigned to settle obligations between Mr. Grogan and Mr. Smollar. On the same date Mr. Smollar directed the Company to convert the outstanding Note balance, together with accrued interest, into shares of Common Stock at the agreed conversion price of $0.55 per share. Due to a delay in share issuance between conversion instruction date (March 15, 2021) and the actual issuance date (September 28, 2021), additional interest accrued under the 10% Note during the intervening period, resulting in a total converted amount of $99,722.00 and the issuance of 181,313 shares. Following the receipt of the foregoing 765,392 shares in his individual capacity, Marvin Smollar transferred all such shares to the Marvin Smollar Family Trust dated February 13, 2023. Tranche 3 - the Trust received 1,460,888 shares of Common Stock of QHSLab, Inc on January 29, 2026 as a pro-rata distribution from MedScience Research Group, Inc, of which the Trust (as successor to Marvin Smollar's interest) is a shareholder. The distribution arose from QHSLab's issuance of an aggregate of 1,568,432 shares of its Common Stock to MedScience in full satisfaction and discharge of outstanding obligations under a promissory note, with principal and accrued interest totaling approximately $470,529 as of December 31, 2025. MedScience distributed the shares pro-rata to its shareholders, and the Trust received 1,460,888 shares in its capacity as a MedScience shareholder. No cash consideration was paid by the Trust in connection with this acquisition. These shares are subject to Rule 144 restrictions. The issuance of these shares by QHSLab was reported by the Issuer on a Current Report on Form 8-K filing with the Commision on or about January 29, 2026.

## Item 4. Purpose of Transaction
Purpose of transaction: The shares of Common Stock described were acquired by Marvin Smollar during his lifetime in the ordinary course of his investment and business activities in connection with his relationship with QHSLab, Inc (formerly USA Equities Corp) and MedScience Research Group, Inc. The Trust holds shares solely for purpose of estate administration. The Trust intends to distribute all 2,226,280 shares of Common Stock pursuant to the terms of the Trust instrument and applicable estate administration procedures.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The Trust beneficially owns an aggregate of 2,226,280 shares of Common Stock, representing approximately 14.81% of the outstanding shares of Common Stock based on 15,032,788 shares outstanding as of March 30, 2026, as reported in the Issuer's Annual Report on Form 10-K filed with the Commission on or about March 31, 2026.
Number of shares as to which each person has sole or shared power to vote or dispose: The Trust, through its co-trustees Justin Smollar and Jeremy Smollar, has sole voting power and sole dispositive power with respect to all 2,226,280 shares. Neither Trustee individually has sole voting or dispositive power; both Trustees act jointly in their capacity as co-trustees.
Transactions in the class effected during the past sixty days: Other than the receipt of 1,460,888 shares on January 29, 2026 (described in Item 3 above), the Reporting Person has not effected any transaction in Comon Stock during the 60 days prior to the date of this filing.
Other persons with the right to receive dividends or sale proceeds: No other person is known to have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the shares of Common Stcok beneficially owned by the Trust.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable. This is the initial Schedule 13D filing.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: Not applicable

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Not applicable

## Signatures
- Marvin Smollar Family Trust dtd 2/13/2023: Justin Smollar, Co-Trustee (04/27/2026)